EXHIBIT D-4

                    UNITED STATES OF AMERICA 103 FERC 62, 100
                       EDERAL ENERGY REGULATORY COMMISSION

Tucson Electric Power Company                        Docket No. EC03-54-000
UniSource Energy Corporation and
Citizens Communications Company

                          ORDER AUTHORIZING DISPOSITION
                          OF JURISDICTIONAL FACILITIES
                              (Issued May 21, 2003)

     On February 7, 2003, Tucson Electric Power Company (Tucson Electric), UniSource Energy Corporation (UniSource Energy) and Citizens Communications Company (Citizens) (collectively, Applicants) filed an application under section 203 of the Federal Power Act (FPA)(1) requesting Commission authorization for a disposition of jurisdictional facilities resulting from a proposed transfer of certain electric assets from Citizens to UniSource Energy. The jurisdictional facilities include transmission and substation facilities and associated books, records and accounts.

     Citizens provides electric transmission and distribution service and natural gas distribution service to customers in three states. In Arizona, Citizens operates separate electric and gas divisions. Through its Arizona Electric Division (AED), Citizens owns and operates very limited and discrete transmission, substation and distribution facilities, consisting of radial spurs emanating from the transmission system of the Western Power Administration to particular AED load centers. AED has on file an open access transmission tariff
(OATT). Citizens also owns three gas turbine generators, with a combined capacity of 47 megawatts (MW). Pinnacle West Capital Corporation (PWCC), an affiliate of Arizona Public Service Company, exercises exclusive dispatch control over the generating units, which are usually operated only at times of pending system outages or system emergencies. Citizens purchases virtually all of its electric requirements from PWCC under a long-term contract.

     Through its Arizona Gas Division (AGD), Citizens owns and operates a local gas distribution system. Citizens principally serves residential and commercial customers, but also delivers or provides gas to its own gas-fired generators and three generators owned by non-affiliated entities. According to Applicants, one of the three non-affiliated plants is a coal-fired unit, for which natural gas is used for flame stabilization and start-up. A second unit is a small, dual-fuel cogeneration plant owned by a producer of paper products. The third

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     (1) 16 U.S.C. ss. 824b (1994).


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Docket No. EC03-54-000                 2


unit is a 600 MW gas-fired generator owned and operated by another public utility. Citizens provides firm gas transportation service to this generator under a long-term (20 year) fixed price contract. Citizens holds some firm gas transportation rights on interstate pipelines that serve Arizona, but does not own or operate any pipeline transportation facilities other than its local distribution system.

     UniSource Energy, an exempt holding company under the Public Utility Holding Company Act of 1935 (PUHCA), owns virtually all of the common stock of Tucson Electric, which provides retail electric service, principally in southeastern Arizona. Tucson Electric also sells electricity at wholesale and is authorized to sell wholesale power at market-based rates. In addition to owned or leased generating capacity of 2,002 MW, Tucson Electric owns over 500 miles of 500 kV transmission lines and 1,100 miles of 345 kV transmission lines. Neither Tucson Electric nor any UniSource Energy affiliate provides wholesale or retail natural gas service, owns or operates any natural gas pipeline or distribution facilities or holds transportation capacity on pipeline facilities.

     Under the terms of the Asset Purchase Agreement by and between Citizens Communications Company, as seller, and UniSource Energy Corporation, as Buyer, Relating to the Purchase by Buyer of Seller's Electric Utility business in the State of Arizona, dated October 29, 2002 (Electric Agreement), UniSource will acquire all of the assets, with certain stated exceptions, used by Citizens in the conduct of its electric utility business in Arizona. The jurisdictional facilities include transmission lines and substation facilities, the OATT and associated books, records and accounts. UniSource Energy and Citizens have also entered into an agreement (Gas Agreement) under which UniSource Energy will acquire all of the assets, with certain stated exceptions, used by Citizens in the conduct of its gas utility business in Arizona.(2)

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     (2) Both the Electric Agreement and the Gas Agreement provide for
UniSource Energy or the "UniSource Designee" to purchase the assets. However, Applicants indicate that either all of the purchased assets will be held in one newly-formed subsidiary (NewCo) or the electric assets and the gas assets will be held separately in two newly-formed subsidiaries. Applicants also state that the NewCo(s) will maintain a separate rate structure from Tucson Electric.


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Docket No. EC03-54-000                 3


     Applicants state that the proposed transaction is consistent with the public interest and will not adversely affect competition, rates or regulation. According to Applicants, the transaction will not adversely affect competition in any relevant market from the perspective of consolidating control over generation. They indicate that the amount of generation that UniSource Energy would acquire from Citizens is de minimis and that the transaction would cause market concentration in the smallest relevant market to increase by an amount less than the threshold level adopted in the Merger Policy Statement as indicative of raising horizontal market power concerns. Applicants also state that UniSource Energy's acquisition of Citizen's gas assets will not enable UniSource Energy to exercise vertical market power so as to adversely affect wholesale prices in downstream electric markets. While UniSource Energy would be acquiring Citizens' gas distribution facilities, Applicants assert that the generation served by these facilities in the downstream market is de minimis. They also point out that the gas transportation service provided by Citizens to a rival, non-affiliated generator occurs under a twenty-year fixed rate transportation contract. In addition, Applicants state that the proximity of the gas- fired generation served by Citizens to three interstate pipelines makes physical foreclosure very unlikely. Applicants further state that although Citizens has contractual rights to some transportation capacity on unaffiliated interstate gas pipelines, these contracts do not provide the degree of control necessary to trigger vertical market power concerns.


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Docket No. EC03-54-000                 4


     Applicants state that the transaction will not adversely affect rates. They indicate that under Tucson Electric's contracts with its wholesale customers, the rates are either fixed or can vary due only to recovery of fuel-related costs. They also assert that under Citizens' only wholesale contract, merger-related costs can not be imposed on the customer. In addition, Applicants state that they will hold transmission customers harmless from any increase in wholesale transmission rates that result from costs related to the proposed transaction for a period of five years, to the extent that such costs exceed transaction-related savings.(3)

     Applicants state that the transaction will not adversely affect Commission regulation because it will not result in the formation of a registered public utility holding company under PUHCA and the jurisdictional assets presently held by Citizens will continue to be subject to the Commission's regulation after being transferred to either UniSource Energy or NewCo. Applicants also state that the transaction will not adversely affect retail regulation. They indicate that approval of the proposed transaction by the Arizona Corporation Commission (Arizona Commission) is required and that an application for state approval for a sale of both the electric and the gas assets has been filed. Applicants also state that Tucson Electric and NewCo will continue to be subject to the Arizona Commission's jurisdiction with respect to electric rates. No state regulatory commission has intervened.

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     (3) Applicants state that their proposed hold harmless commitment does not preclude changes in transmission rates attributable to non-transaction costs, such as the Tucson-Nogales transmission line project, regional transmission organization (RTO) compliance, or RTO rate incentives.


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Docket No. EC03-54-000                 5


     This filing was noticed on February 11, 2003, with comments, protests or interventions due on or before February 28, 2003. None were received. Notice of interventions and unopposed timely filed motions to intervene are granted pursuant to the operation of Rule 214 of the Commission's Rules of Practice and Procedure (18 C.F.R. ss. 385.214). Any opposed or untimely filed motion to intervene is governed by the provisions of Rule 214.

     After consideration, it is concluded that the proposed transaction is consistent with the public interest and is authorized, subject to the following conditions:

     (1) The proposed transaction is authorized upon the terms and conditions and for the purposes set forth in the application;

     (2) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates, or determinations of cost, or any other matter whatsoever now pending or which may come before the Commission;

     (3) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted;

     (4) The Commission retains authority under sections 203(b) and 309 of the FPA to issue supplemental orders as appropriate;

     (5) Applicants shall make appropriate filings under section 205 of the FPA, as necessary, to implement the transaction;

     (6) Applicants shall account for the transaction in accordance with the provisions of Electric and Gas Plant Instruction No. 5 and the instructions to Account 102, Electric and Gas Plant Purchased or Sold, and, as required by the text of Account 102, shall provide appropriate narrative explanations for the accounting entries together with explanations of how the amount of each entry was determined; Applicants shall submit their proposed accounting for the transaction within six months after the transaction is consummated; and

     (7) Applicants shall notify the Commission within 10 days of the date that the disposition of jurisdictional facilities has been consummated;


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Docket No. EC03-54-000                 6


          such notification shall identify the specific UniSource-affiliated entity that has acquired ownership of the jurisdictional facilities.

     Authority to act on this matter is delegated to the Director, Division of Tariffs and Market Development - West, pursuant to 18 C.F.R. ss. 375.307. This order constitutes final agency action. Requests for rehearing by the Commission may be filed within 30 days of the date of issuance of this order, pursuant to 18 C.F.R. ss. 385.713.


                                        John T. Carlson
                                        Acting Director
                                        Division of Tariffs and Market
                                          Development - West